Exhibit 19.1

INVESTAR HOLDING CORPORATION INSIDER TRADING POLICY

This Insider Trading Policy (the “Policy”) provides requirements with respect to transactions in the securities of Investar Holding Corporation (“Investar”) and its direct and indirect subsidiaries including Investar Bank, National Association and its subsidiaries (collectively, the “Company”), and of the companies with which the Company does business. The Policy also addresses the handling of confidential information about the Company and the companies with which it does business. The Boards of Directors of Investar and Investar Bank, National Association have adopted this Policy to promote compliance with securities laws that prohibit certain persons who are aware of material nonpublic information about a company from engaging in transactions in the securities of that company and from providing material nonpublic information to other persons who may trade on the basis of that information (also known as “tipping”).

Violations of insider trading laws can, and often do, result in criminal investigations, prosecutions, disgorgement of trading profits, significant personal fines and prison sentences. Even allegations of violations of insider trading laws can damage your and the Company’s reputation for integrity and ethical conduct. For additional information, see “Consequences of Violations” in Section 9. Accordingly, your compliance with this Policy is of the utmost importance for both you and the Company.

This Policy describes the prohibition on insider trading applicable to all persons subject to the Policy, and also contains additional restrictions on individuals who have been informed in writing that they have been designated as Designated Persons by the Securities Compliance Officer. See Section 6 “Additional Restrictions for Designated Persons” and Section 10 “Securities Compliance Officer.”

1.	Scope of this Policy.

1.1    Persons Subject to the Policy. This Policy applies to all employees, officers, directors and advisory directors of the Company. This Policy also applies to your family members who reside with you (including a child away at college), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities (defined in Section 1.2) are directed by you or are subject to your influence or control (collectively, “Family Members”). This Policy also applies to any entities that you influence or control, including any corporations, limited liability companies, partnerships or trusts (collectively, “Controlled Entities”). You are responsible for the transactions of Family Members and Controlled Entities for purposes of this Policy and therefore should make them aware of the need to confer with you before they transact in Company Securities. The Company may also decide that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

1.2    Transactions Subject to the Policy. This Policy applies to transactions in the Company’s equity and debt securities, including the Company’s common stock (even if restricted), restricted stock units, options to purchase common stock, subordinated notes, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities (collectively, “Company Securities”). Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities. With respect to Section 2.2 “Policy Relating to Other Companies,” this Policy applies to similar transactions in similar securities of such other company.

1.3    Individual Responsibility. You are responsible for your own compliance with this Policy, and for ensuring that your Family Members and Controlled Entities also comply with this Policy. In all cases, the responsibility for determining whether you are in possession of material nonpublic information rests with you. If you have a question about this Policy or its application to a proposed transaction, you may obtain guidance from the Securities Compliance Officer (see Section 10). Any action on the part of the Company, the Securities Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

1.4    Application to the Company. It is the policy of the Company that the Company will not engage in transactions in Company Securities in violation of applicable securities laws.

2.	Statement of Policy.

2.1    Policy Relating to the Company. No person subject to this Policy who is aware of material nonpublic information relating to the Company may, directly, or indirectly, including through Family Members or Controlled Entities or otherwise:

2.1.1	Engage in transactions in Company Securities, except as otherwise specified in this Policy;

2.1.2	Recommend that others engage in transactions in Company Securities;

2.1.3

 Disclose material nonpublic information (including through social media) to (1) persons within the Company whose jobs do not require them to have that information, or (2) persons outside of the Company (such as family, friends, business associates and investors), other than third parties retained by the Company whose positions require them to have the information (such as accountants, attorneys or investment bankers) and who are subject to an obligation to keep such information in confidence; or

2.1.4	Assist anyone engaged in the above activities.

2.2    Policy Relating to Other Companies. In addition, it is the policy of the Company that no person subject to this Policy who, in the course of working for the Company, learns of material nonpublic information about a company (1) with which the Company does business, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities, recommend that others do so, disclose such information except as permitted pursuant to Section 2.1.3 or assist anyone engaged in such activities, until the information becomes public or is no longer material.

2.3    Further Explanation. There are no exceptions to this Policy, except as specifically noted herein. It makes no difference whether or not you relied upon or used material nonpublic information in deciding to transact; if you are aware of material nonpublic information, the prohibition applies. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize mitigating circumstances. You should avoid even the appearance of an improper transaction in order to preserve the Company’s and your own reputations and to avoid investigations of your and the Company’s conduct.

3.	Transactions Excluded from this Policy. This Policy does not apply to the following transactions, except as specifically noted:

3.1    Stock Option Exercises. This Policy does not apply to the exercise of an employee or director stock option if the exercise price is paid in cash (except as provided below) or to your use of shares delivered or withheld from the exercise to cover the cost of the option exercise or the satisfaction of tax withholding obligations. This Policy does apply, however, to any sale of the underlying stock or to a cashless option exercise through a broker (which entails the sale of a portion of the underlying stock on the market to cover the costs of exercise or the resulting taxes), or any other market sale for the purpose of generating cash to pay the exercise price or taxes.

3.2    Restricted Stock and Restricted Stock Units. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of common stock received by you as a result of the vesting, including a sale to satisfy tax liabilities.

3.3    401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (1) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company Securities fund; (2) an election to make an intra-plan transfer of an existing account balance into or out of the Company Securities fund; (3) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company Securities fund balance; and (4) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

3.4    Transactions with the Company. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

3.5   Transactions Pursuant to Rule 10b5-1 Plans. Transactions involving Company Securities made pursuant to and in compliance with a trading plan that complies with Rule 10b5- 1 under the Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Plan”) adopted in compliance with this Policy may be made notwithstanding this Policy. See Section 5.7 “Rule

10b5-1 Plans” and Section 6.3 “Rule 10b5-1 Plans and Similar Plans Adopted by Persons Subject to Section 16.”

3.6    Reinvestment of Dividends Pursuant to Company of Broker Dividend Reinvestment Plans. This policy does not apply to purchases of Company Securities resulting from the reinvestment of dividends pursuant to a Company or broker dividend reinvestment plan. This policy does apply, however, to (1) voluntary purchases of Company Securities resulting from additional contributions to a dividend reinvestment plan, and initial participation in a plan or an increase in the level of participation in a plan or (2) the sale of any Company Securities purchased pursuant to a dividend reinvestment plan.

4.	What is Material Nonpublic Information?

4.1    Material Information. Information is “material” if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to purchase, sell or hold a security, or if there is a substantial likelihood that the information would be viewed by a reasonable investor as significantly altering the total mix of publicly available information about the Company. Any information that could reasonably be expected to affect the market price of a security is likely to be considered material. This determination is made based on the facts and circumstances of each particular situation and is often evaluated by enforcement personnel with the benefit of hindsight. Material information can be positive or negative and can relate to any aspect of the Company’s business or to any type of Company Securities, whether debt, equity or a hybrid. Information that could be considered material includes, but is not limited to, information regarding:

●	Financial information that is not public;

●	A proposed or pending merger, acquisition, joint venture or tender offer;

●	A proposed or pending acquisition or disposition of a significant asset;

●	A significant change in Company strategy;

●	A change in dividend policy;

●	The establishment of, or change or increase in, a repurchase program for Company Securities;

●	Other events regarding Company Securities such as offerings, defaults or calls for redemption;

●	Bank borrowings or other financing transactions out of the ordinary course;

●	Liquidity challenges, significant loan write-offs or similar information;

●	A change in the Company’s pricing or cost structure or significant developments regarding major customers or contracts;

●	Changes in the Company’s executive officers or board members;

●	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

●	Developments regarding threatened, new or pending significant litigation or government investigations, or the resolution of such litigation or investigations;

●

A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; or

●	The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.

The above list is not exclusive and many other types of information may be considered material, depending on the circumstances. The probability of whether an event will or will not occur, along with the magnitude of the potential event, affects the determination of whether it is material. If you have any questions concerning the materiality of particular information, you should consult with the Company’s Securities Compliance Officer.

4.2    Nonpublic Information. “Nonpublic” information is information that is not available to the general public. For information to be considered public, it must be widely disseminated in a manner making it generally available to investors, including through the issuance of a press release or a filing with the Securities and Exchange Commission (“SEC”). In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to absorb and react to the information. Generally, 48 hours after the public release of material information should elapse (and no less than one full trading day) before transactions in Company Securities. If you have any questions concerning whether information is considered public, you should consult with the Company’s Securities Compliance Officer.

5.	Special Situations

5.1    Hedging and Options Trading. Persons subject to this Policy may not, directly or indirectly (1) purchase or use financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of Company Securities or (2) buy or sell puts or calls or other derivative securities on Company Securities.

5.2    Short Sales. Short sales of Company Securities are prohibited. Short sales involve sales of Company Securities that are not owned by the seller.

5.3    Short-Term Trading. Persons subject to this Policy who purchase Company Securities in the open market are discouraged from selling Company Securities of the same class during the six months following the purchase (and vice versa). Directors and officers of Investar who are subject to Section 16 (“Section 16”) of the Securities Exchange Act of 1934 as amended (“Section 16 Persons”) are subject to more restrictive requirements of which they are notified separately by Investar. Section 16(b) requires the Company to recover from a Section 16 Person any “short swing profit” realized in either a purchase and sale, or a sale and purchase (or any number of these transactions) of any Company equity securities beneficially owned by a Section 16 Person, which take place within a period of less than six months. To compute the short-swing profit, the highest sale price and lowest purchase price during the six-month period are matched.

5.4    Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, persons subject to this Policy are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan, except (1) for those Company Securities held in a margin account or otherwise pledged as collateral for a loan as of June 19, 2024 and (2) pledges of Company Securities as collateral for a loan (not including margin debt) approved as provided below in this Section 5.4. Persons subject to this Policy who wish to pledge Company Securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities may engage in such a transaction with the prior approval of the Securities Compliance Officer. Any person subject to this policy who wishes to pledge Company Securities as collateral for a loan must submit a request for approval to the Securities Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge. Investar must disclose in its annual proxy statement the number of shares of its common stock pledged by a director or executive officer.

5.5    Standing and Limit Orders. Standing and limit orders, other than pursuant to Rule 10b5-1 Plans, create heightened risks for insider trading violations. There is no control over timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when the customer is in possession of material nonpublic information or otherwise prohibited from trading. The Company therefore discourages persons subject to this Policy from placing standing or limit orders on Company Securities other than for short durations.

5.6    Rule 10b5-1 Plans. Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provides an affirmative defense from insider trading liability to a person who enters into a trading plan for transactions in Company Securities that meets the conditions specified in Rule 10b5-1. A Rule 10b5-1 Plan must, among other things, be entered into at a time when the person is not aware of material nonpublic information, and there is a specified cooling off period before trades under the plan can begin. It is your responsibility to ensure that your trading plan, and trades made pursuant to such plan, meet all the conditions of Rule 10b5-1. A standing or limit order does not, by itself, qualify as a Rule 10b5-1 Plan. For additional information on Rule 10b5-1 Plans, contact the Securities Compliance Officer. Rule 10b5-1 Plans or similar plans adopted by certain Designated Persons are subject to additional requirements. See Section 6.3 “Rule 10b5-1 Plans and Similar Plans Adopted by Persons Subject to Section 16.”

5.7    Event-Specific Restricted Periods. From time to time, an event may occur that is material to the Company and is known only by a subset of persons subject to this Policy. So long as the event remains material and nonpublic, the persons notified by the Securities Compliance Officer may not engage in transactions in Company Securities (or, if applicable, the securities of other companies involved) until further notice, except pursuant to a Rule 10b5-1 Plan previously adopted in accordance with this Policy. The existence of such an event-specific restricted period (also known as a “blackout period”) should not be communicated to any other person.

6.    Additional Restrictions for Designated Persons. In addition to the provisions above that apply to all persons subject to this Policy, certain persons designated by the Securities Compliance Officer (the “Designated Persons”)1 (including their Family Members and Controlled Entities) are subject to additional transaction restrictions. The provisions in this Section 6 will govern to the extent that they are more restrictive than the requirements set forth elsewhere in this Policy.

6.1    Window Period Requirement. The persons designated by the Securities Compliance Officer as being subject to the window period requirement, as well as the Family Members and Controlled Entities of such persons, may transact in Company Securities only during the period beginning after 48 hours have elapsed (and no less than one full trading day) after the time of the release by Investar of its quarterly and annual financial results and ending at 5:00 p.m. Central time on the 45th day following the date on which the window opens (“window period”). Transacting during a window period minimizes the potential violation of insider trading laws because material financial information has just been released to the public. However, even during the window period, any person possessing material nonpublic information may not engage in any transactions in Company Securities until the information is no longer nonpublic or is no longer material. As described in Section 5.7 of this Policy, transactions during a window period may be further restricted by the Company. The Company will provide notice of the window period to Designated Persons subject to the window period requirement shortly before each window opens.

6.2    Pre-clearance Requirement. The persons designated by the Securities Compliance Officer as being subject to the pre-clearance requirement, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Securities Compliance Officer or his or her designee.

6.2.1

 A request for pre-clearance should be submitted at least two trading days in advance of the proposed transaction. The Securities Compliance Officer or his or her designee is under no obligation to approve a transaction submitted for pre-clearance. Pre-cleared transactions must be executed within five trading days of pre-clearance authorization and notice of execution must be promptly provided to the Company. If the proposed transaction is not timely executed after pre-clearance, a new pre-clearance request must be submitted. If pre-clearance is denied, the denial itself should be considered material nonpublic information. Even if a proposed transaction is pre-cleared, any person possessing material nonpublic information may not engage in any transactions in Company Securities until the information is no longer nonpublic or is no longer material.

6.2.2

 When a request for pre-clearance is made, the requestor should carefully consider whether the requestor may be aware of any material nonpublic information, and should describe fully those circumstances in connection with making the request. If the requestor is subject to Section 16, the requestor should also indicate whether the requestor has effected any non- exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. Please note that gifts are reportable on a Form 4 within two business days after disposition of a bona fide gift. Such requestor should also be prepared to comply with Rule 144 under the Securities Act of 1933, as amended (“Rule 144”) and file a Form 144, if necessary, at the time of any sale. The Company will provide additional procedural details to persons subject to the pre-clearance requirement.

6.3    Rule 10b5-1 Plans and Similar Plans Adopted by Persons Subject to Section 16. All Rule 10b5-1 Plans, or plans similar to Rule 10b5-1 Plans, adopted by directors and officers of Investar subject to Section 16 must be adopted during a window period and cleared in advance by the Securities Compliance Officer. Any modification to a Rule 10b5-1 Plan or similar plan of a director or officer of Investar subject to Section 16 must also be cleared in advance by the Securities Compliance Officer. Such proposed plans or proposed modifications to such plans must be submitted for approval no less than five trading days prior to the entry into the plan or modification. Any termination of such a plan must be reported promptly to the Securities Compliance Officer. Investar is required to disclose in its quarterly and annual reports on Forms 10-Q and 10-K, respectively, filed with the SEC whether during its last fiscal quarter any director or officer subject to Section 16 adopted (which includes certain modifications) or terminated a Rule 10b5-1 Plan or similar plan, and is also required to disclose specified information about the plan. Therefore, it is important that such persons promptly report to the Securities Compliance Officer such adoptions, modifications and terminations as noted above. For additional information, contact the Securities Compliance Officer.

6.4    Exceptions. The window period requirement, pre-clearance requirement, and any event-specific restricted period do not apply to those transactions to which this Policy does not apply as described in Section 3 “Transactions Excluded from this Policy,” and do not apply to transactions conducted pursuant to Rule 10b5-1 Plans adopted in accordance with this Policy. However, notice to the Company of such transactions may still be necessary as provided in Section 7.

7.    Section 16 and Rule 144 Restrictions and Reporting. The federal securities laws, including Section 16 and Rule 144, impose additional trading restrictions and reporting obligations on directors, officers and holders of more than 10% of any class of equity security of Investar. Investar will notify its directors and officers if they are subject to these additional restrictions and reporting requirements and provide additional information, including procedures for timely notifying the Company of all reportable transactions if such persons would like the Company’s assistance in making any required filings.

8.    Post-Termination Transactions. If you possess material nonpublic information when your service terminates, you may not engage in transactions in Company Securities (or, if applicable, another company’s securities) until that information becomes public or is no longer material. You will continue to be subject to event-specific restrictions in place when your service terminated until they lapse. If you are subject to window period restrictions, you must wait until the next open window to transact; however, you will no longer be subject to window period restrictions after that window. After your service terminates, you will no longer be subject to pre- clearance procedures.

9.    Consequences of Violations. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state and other enforcement authorities. Punishment for insider trading violations is severe and can include disgorgement of trading profits, significant personal fines and imprisonment. Even allegations of or investigations of insider trading can cause reputational damage to you and the Company. In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law.

10.    Securities Compliance Officer. This Policy is administered by the Company’s chief legal officer, who acts as the Securities Compliance Officer, and in such officer’s absence by another employee designated by the Securities Compliance Officer. All determinations and interpretations made by such officer shall be final, binding and not subject to review. Communications to the Securities Compliance Officer should be sent to insiders@investarbank.com. The telephone number of the Securities Compliance Officer is 225-227-2348.

11.    Adoption and Amendment. This Policy was adopted by the Board of Directors of Investar and the Board of Directors of Investar Bank, National Association effective February 18, 2026, and supersedes previous versions of the policy. This Policy may be amended from time to time in the discretion of the Company.